Filed by AIR Holdings Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: AIR Limited

Cantor Equity Partners III, Inc. Commission File No. 001-42716

Date: January 29, 2026

As previously disclosed, on November 7, 2025, Cantor Equity Partners III, Inc. (“CAEP”), a Cayman Islands exempted company, and AIR Limited, a private limited company incorporated under the laws of Jersey (“AIR”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with AIR Holdings Limited, a private limited company incorporated under the laws of Jersey (“Pubco”), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company (“Cayman Merger Sub”), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey (“Jersey Merger Sub”).

On January 28, 2026, Stuart Brazier (“SB”), Chief Executive Officer of AIR, was interviewed by @Laptoptravel (“LT”) on X. The transcript of this interview is below.

LT: Hi. Thank you, Stuart, for a little technical difficulties there. Hey, everyone. Good morning and welcome to a very special live interview. This is being simultaneously cast on X, Discord and Youtube. Let me introduce myself. I am LaptopTravel, 40 year trade veteran who has spent decades in every kind of market you can imagine going back even before the crash of 1987. These days, I run an investment newsletter conduct deep dive research and work within the Story Trading and Discord community, where we focus on the real stories that move stocks and avoid the noise. A quick disclaimer before we dive in, nothing said here today by me or our guest should be taken as investment advice or a recommendation to buy or sell any securities. This is for informational and entertainment purposes only. Always do your own due diligence and consult a qualified advisor. Past performance is not a guarantee of future results. Markets can be volatile and you can lose money. Well, buckle up everyone, because today I have the absolute thrill of welcoming back for round two Stuart Brazier and leader with 30 years of tobacco industry and visionary CEO of Advanced Inhalation Rituals, “A” “I” “R”, the undisputed heavyweight champion of a global premium hookah and shisha world, supercharged by the legendary Al Fakher brand. So, we’re about to dive deep into their ironclad dominance across the continents and unpack the game-changing SPAC merger that’s catapulting them straight on to the NASDAQ and celebrates their jaw-dropping cash flow and positive numbers. Yeah, they’re real profits, showing explosive growth. And most exciting of all, here’s Stuart lay out his bold, high octane roadmap for scaling air to new heights over the next 12 to 18 months and far beyond. So, Stuart, welcome back to the hot seat, and thank you for joining us again. Let’s light this up and give the audience the excitement they showed up for. I wore the red tie because you’re in the hot seat.

SB: Wonderful, thank you so much. Good to be back, and nice to see you again.

LT: You too! So, for investors who are new to Advanced Inhalation Rituals, how best can you describe the company’s Core Business and what truly differentiates AIR in this global inhalation category?

SB: Yeah, so, the company is called AIR, Advanced Inhalation Rituals, and our Core Business is based on shisha molasses. So, flavored shisha molasses is actually the product that you would put into a hookah pipe, or a shisha pipe, as we call it, elsewhere in the world. It’s a product that is about 20% tobacco, about 70% glycerin, and then it has flavors and sweetness in it, and you load it into the head of the pipe. You cover it with aluminum foil, with a heat management device, and on top of that, you put charcoal, which is the heat source, and then you inhale on the pipe, and you are actually drawing the heat over the molasses, and you’re vaporizing the molasses. So, you don’t actually combust it or ignite it because it’s very, very wet because of the glycerin. So, you’re vaporizing it, and that gives you the hookah experience, or shisha experience, and we are the largest manufacturer globally of flavored shisha or hookah molasses. As you say, we also own the largest brand in the space, which is called Al Fakher, and as a company, we are actually as big as our next four competitors combined. So, it’s an interesting position to be in. We’re that size because we are global, right? We don’t have another global competitor. We have regional competitors or local competitors, and what’s made us famous is our quality, our consistency, and also our flavors, right? This is a flavor driven category, and we own three of the top five flavors globally. These are proprietary flavors, so you need to think of it a little bit like a secret sauce, or sort of like a Coca Cola syrup, right? They’re well protected. Of course, people try to imitate them, but because they’re secret, the secret recipe is very, very difficult to do. The company was founded back in 1999. Okay, so we’re now nearly 27 years old, I suppose, and we’ve got a consistent track record of delivering high quality products to our consumers around the world. And as you pointed out earlier, we are very cash generative, like any tobacco business. In fact, in 2024, which are our last published results at the moment, we generated $150 million of operating cash flow. So very, very cash generative. Our Core Business, which is the sale of the shisha molasses had a turnover or a revenue of $374 million and that led to an adjusted EBITDA of $148 million, but consolidated the Net Operating Cash Flow was, as I say, $150 million. Right, now…what do we do with that cash? Okay, well, you know, obviously, we invested behind our brands. We invested behind our capabilities. We’re building a wonderful multinational here. You know, we have offices in the US. We have offices in Europe. We have offices in Saudi. Our home base is Dubai, here in the UAE. So we’re building capabilities. We invest in behind systems. We’re investing behind our online and digital capabilities. We invest in our new products, our “NPI”, our innovations that we bring to the market. But also, we invest in in really revolutionizing the category that we’re in, right? And we are obviously the best place business to do that. So, we’ve invested in tech. Over the last five or six years, we’ve invested over $115 million in our innovations, and we are beginning to bring those innovations to market. The first of these was a product called, or is a product called OOKA, which is the world’s first electronic shisha pipe. Okay, so earlier, I was talking about how charcoal is the heat source in traditional shisha or hookah. Well, here there is no charcoal, okay, so you need to think of it as being a bit like an espresso or a keurig for coffee. So, what you have is a capsule of molasses, and you load it into the machine. You close it, and there’s a heater that heats it, you turn it on, and within five or six minutes, you can have a really, really clean shisha or hookah experience. It’s portable. I say it’s no charcoal. It’s easy to use. I don’t know if any of your listeners have tried putting a hookah pipe together or a shisha together, but it can be quite messy, right? It takes you 20 to 25 minutes. You’ve got to, you know, heat the charcoal. The dog knocks over the charcoal. It goes on the carpet. You know, it’s a messy thing to do, and at the end, you have to clean the whole thing up as well. So, this is really making it easy and convenient for people to do it. And it’s something you can do inside, outside, it’s portable. You can take it on holiday with you, if you want. You can take it to the beach, take it camping, take it to the mountains. So, it really, really is very, very revolutionary for this space and makes it easy for people to use. And because of you know, we’ve invested in this capability, we’ve got a really, really capable RDD team, right? And our RDD team is not only constantly looking at what innovations we can bring to our Core Business, such as OOKA, but now we’re in a position where we’re beginning to look and begin to launch products into adjacent nicotine spaces as well. So, if you think about vaping, we’ve recently launched a product in Germany called Crown Switch, and this, again, is a revolutionary product in the vaping space because it uses a different chip from any other product that’s on the market. Traditional vapes use coil and wick system. Right? The coil is made of metal, and sometimes when it overheats, you can get some heavy metal residue. Similarly, you’re using ceramics in traditional devices, you can get some ceramic particles over time. So, the chip that we’re using in our base is the cleanest chip that there is out there, and you don’t have any of these heavy metals or these, all these ceramic particles. Okay, so in that sense, it’s a real step forward in the technology in this space. It also means the molecules are smaller as well. So, when you are inhaling, it’s easier to get into, you know, into the bloodstream. It’s very, very efficient. So, we’ve launched that in Germany and we’ll be looking to roll that out in Europe later in the year, and in time, once we get the appropriate approvals for the US, we’ll be taking that product to the to the US as well, which is obviously a really important market for us. In fact, the US is actually the market that has the largest gross profit for us. Okay, it’s already our biggest market. Hence, you know, we’ve got over

100 people in the US managing our business there. So, the fact that we’re going to be listing in the US, the fact that we’re going to be listing on NASDAQ, the fact that we’re bringing new technology into this space as well is really, really exciting for us.

LT: You mentioned about health and health benefits. I know that I just read recently that you commissioned a research study on secondhand toxicants exposure. Would you like to talk about that as well with charcoal-free shisha devices?

SB: Yeah, so on our website, AIR.global, people can can log on to our website and actually see the science behind shisha, or really understand it better. Earlier I was talking about the fact that it’s not combusted. It’s not burnt, the product. It vaporizes. So, if you compare it to something like cigarettes, you know, cigarettes are a product that you combust at over 800 degrees, and when you do that, the smoke that’s produced has fairly high concentrations of potentially harmful toxicants in it. You know, this is well known now. This has led the tobacco industry to develop products that are called “Heat-Not-Burn” products, right? So, they look like cigarettes, but you don’t combust them. You heat them, and during the heating process, you can release the nicotine, and because you’re not combusting, because you’re only heating, then obviously you are dramatically reducing the concentration of these potentially harmful toxins. These products heat at around 350 degrees, as opposed to combust over 800 degrees. Now, shisha, or hookah is also a “Heat-Not-Burn” product, but it is only heated at 190 to 200 degrees. And the science is very simple. You know, the lower the heating temperature, the lower the concentration of the potentially harmful toxins. The one challenge with shisha is you have the charcoal that is heat source above, and that is obviously combusting. And if you draw over the shisha and, you draw the heating, you can get traces of carbon monoxide. Whenever there’s any combustion, you get CO2, and if there’s not enough oxygen, you end up with carbon monoxide as well, much like the exhaust or the tailpipe of the car city. And nobody wants to have too much carbon monoxide. So, you know, this new product, and I say that you know you can get traces when you’re having shisha. So you know, the cloud that shisha produces has much lower concentrations of these potentially harmful toxicants, but the innovation of OOKA completely removes charcoal, so therefore removes any residue of carbon monoxide. So again, it’s even cleaner than the using the normal shisha. And what our research shows, and this is peer reviewed research that’s been published. Okay, so what happens is, you know, studies are done, but they need to be peer reviewed by other scientists for them to be confirmed and accepted and published. And these are published, you know, scientific reports. And you can see those reports on our on our website, if people want to learn more about the product and more about shisha and in turn more about OOKA as well. But OOKA, you know, takes it that much further.

LT: So you’re operating in this intersection today of a heritage product, right, the tradition of hookah and this modern inhalation technology that you’re introducing. So how do you think about balancing the strength of Al Fakher with the innovative platforms like OOKA? Are you capturing new users or are you looking for some people from transition from traditional hookahs?

SB: Yeah. So look, we’re lucky enough, I say, to have a great position in a category that’s still growing, right? So, shisha consumption, hookah consumption, it is an occasional social thing to do it with friends. They love taking pictures of themselves, doing it. It’s an event. Yeah, it’s a time to sit down, talk, relax, bit of offline time, you know, just to chew the fat with your friends. And you know, what we’ve seen is it’s no longer an Arab phenomenon, right? It actually began in India, came to the Middle East, really took hold here again as something to do. But now we’re seeing that, you know, as Arab diaspora have moved to Europe, and they’ve moved to the US. They’ve introduced it into, you know, other cultures there, and the demographics of who’s using shisha is very different now than it was 20 years ago, right? So, people, people are enjoying it, and we are seeing, you know, growth in the category. So, more is being sold every year, as more and more people adopt it occasionally, to enjoy it, right? So, you know, luckily, let’s say we’re in this in this category that is growing, that gives us great opportunity to grow our Core Business. But as a business, we’re always looking for new revenue streams, or revenue streams that can, you know, improve our gross profit as a total and OOKA is one of those. So it’s really about, you know, us targeting shisha or hookah consumers who don’t want to, every day be or twice a week, be putting the traditional apparatus together and are looking for an easier way to enjoy this pasttime, right? And the way the model works is very similar to the coffee model as well. So as an example, you can have an instant coffee at home and it’s going to cost you 10 cents, or you can go to a coffee shop and maybe pay $5 for an expresso, or you can have an espresso at home and pay $1 right? So, you know, people are prepared to pay a lot of money for for a decent coffee, or for someone to do the work for them to make them the coffee. And our category is the same, right? If you want to make a shisha for yourself at home, it will probably only cost you $3 or $4, but it’s also a lot of time, you know? It’s a time investment, and you might get it wrong, you might not make a good shisha or hookah. So, what a lot of people do is they go to a lounge and they pay for somebody else to do it for them, and then they serve it to them, and they’re prepared to pay quite a lot of money to do that. In the town that I live in, Dubai, $100 for a shisha is not unusual in, you know, in an upmarket lounge. So, the space that hookah can take is that middle space rather similar to an espresso or a keurig machine, where the people who want to have it at home, but don’t want to go through the hassle of doing it for themselves and want to have an easy way of enjoying this experience. And of course, we know consumers are prepared to pay quite a lot of money, you know, to enjoy their experience, so that’s what we’re aiming at with that. So, on a quick kg basis, let’s say, talk about volume, the price you know that you’re paying for a OOKA, or consumers paying for an OOKA capsule is actually a lot higher than if they’re doing it themselves, right. And that’s how it can premiumize our portfolio. But because this is mental world, of course, it takes time. Yeah, it takes time for there to be awareness. It takes time for people to change their habits and adapt it. And so, you know, we’re patiently getting feedback from consumers. How can we improve the experience? You know, how can we cost down what we’re actually doing, and how do we hit, you know, that right point, that right value equation? Yeah, so we’re learning all of this as we’re, you know, as we’re rolling OOKA out, but we’re very, very excited. It’s a wonderful product, and the changes that we’re making to keep improving it as well. You know, it’s a bit like the iPhone, iPhone one, two and so forth. And you know, we’re always looking to upgrade that consumer experience. So that’s the space it’s taking. And very excited.

LT: Yeah, I give you more credit than the iPhone. I would say that in my impression, it’s been OOKA 1.0, 1.001, 1.002, and now you’re jumping out with like OOKA 8.0

SB: Yeah, but that’s true. Yeah, it really is a real step forward for for this category. And, you know, year-on-year we progress and, you know, we increase the distribution of it. And I think it’s going to be really, really wonderful for this business in the in the medium term. And, you know, really, I suppose, bringing the category into the 21st Century.

LT: Yeah, absolutely. So, you’re pursuing this public listing through a SPAC rather than a traditional IPO. So what made the SPAC route the right choice for you, for your company at this stage?

SB: Yeah, so, look, we’re a business that has been preparing for an IPO or to go public for a number of years. So, we’re ready. And you know when, when you’re ready, you start looking at what options there are, okay – which market, which exchange, and during that process, we got together and started talking to the guys at Cantor, and they have a premium SPAC franchise, and there was a SPAC available. And given that the business is cash generative, and we are not looking to raise a PIPE. You know, we felt that for us, you know, the stars were aligned, and it was quite an efficient process for us to get to market. So, you know, it’s very different from an IPO. Of course, you agree a lot of things up front for the SPAC. You de risk the transaction as well. There’s a lot of due diligence that goes on the beginning, of course, so there’s still a lot of work to do. But once you get through that, you’re then in a process. You know you’re filing with the SEC. And you know, you can put a pretty good reference point in the future as to as to when you’re actually going to be listed. Now, of course, there’s still a lot of hard work to do once you are, once you are listed, to let everybody know who you are, to continue to deliver, you know, the right results for the shareholders, and get the, you know, get the profile that you want in people’s mind of what sort of a business we are. But actually for us, it really does sort of de risk a process gives us, you know, much more secure timing on and because we’re not raising capital because we don’t need to raise capital at this time. It made a lot of sense for us. And of course, having a partner like Cantor as well, who you know, obviously very familiar with the capital markets. You know, being able to take their advice through this whole transaction is a great value to us. So, you know, it’s really, really good partnership allows us to land, you know, as a as a public company, and gives us then a lot more capital flexibility going forward. So, a good route for us.

LT: So you’re entering, you’ll be entering the market profitable and cash. That’s going to be exciting for investors of potential buyers of the stock, as I understand it’s going to go under this symbol, CAEP. I think, and switch to AIIR, is that correct?

SB: Absolutely right. Yeah. So the SPAC is Equity Partners III, Cantor Equity Partners III, and the ticket for that is CAEP, and once we are listed, or once we de-SPAC, we will become AIIR, that’s right, AIIR okay.

LT: So, you stand out as a SPAC target because it’s already profitable. So, how do you think investors should think about the durability of heirs, cash flows and margins going forward, after the initial listing?

SB: Yeah. So you know, as a business, we’ve got this very strong, reliable Core Business that has, you know, a good track record of delivering top line growth, margin growth or gross profit growth, and EBITDA growth over a number of years. If you look back over the last five years, the core Business has driven a 5% increase in revenues year-on-year. So CAGR of 5% that has translated to gross profit, CAGR of 5%. You know, we’re able to keep very strong gross margins. Our margins on the Core Business about 59% or 60%, and we aim to keep, you know, to keep at that at that level, because there are pricing opportunities for us in our Core Business. We have taken pricing every years in the last seven years. We continue to do that. Again, similar to, you know, other tobacco businesses, if you’re able to get into a routine of annual pricing, incremental pricing, then you find that it doesn’t really disrupt the market. And again, particularly for our product, it’s very different, as I say, from something like cigarettes. Cigarettes, people might be buying them every day, whereas our product is something that people might go and buy once a month, right? And it is a real sort of affordable luxury for them. So, they tend to be less price sensitive to it as well. So, you know, we’ve seen that we do have good runway on pricing, that we can take in years to come. As I say, there is also the opportunity for volume growth. Volume growth comes from the fact that the category is still growing. It comes from the fact that we can grow share as well. We can grow share through deeper penetration of the market. We can grow share through new products, bringing new products into market as well. Because within the category, you get sub-categories of emerging as different demographics come in and looking for their own particular experience or their own particular flavors or interpretation of the category. There is still white space out there for us. You know, there are still markets where, you know, we’ve got a big opportunity to grow. I mean, one of these is India. I talked earlier about shisha actually began in India. So, you know, we, last year, teamed up with a big tobacco player in India, and we’ll be looking to work with them to increase our presence in that market. We’re also investing, as I said at the outset, in our digital capabilities, because in some markets, it is a highly regulated category, but in some markets, you are allowed to sell online direct to consumers. And where we’re able to do that, we are building, you know, our engine to allow us to grow in that area as well. And of course, anything that we are selling online drives a higher gross profit than anything we’re selling offline as well, because we’re, you know, going around some of the secondary supply chain, and we collect all of that for ourselves. So, you know, we follow a strategy of growing volume, because the market’s growing, growing share, introducing new products. There is channel shift as well, from offline to online. There is pricing as well. And of course, there are these big innovations, as I say, like OOKA right in our in our Core Business. So, we’re very comfortable with our Core Business and the opportunity to continue to grow in our Core Business. And now, you know, as I mentioned earlier, we’re beginning to explore some of these other nicotine adjacencies, right? So, you know, there are some people who enjoy shisha or hookah, and they also fake. So, we’ve taken the opportunity to say, Okay, well, you know our brand? You know what our brand stands for? Quality is premium. So, we can take our brand into the vape space, take our flavors and also take our innovation and our innovative capabilities into this space, and also offer our consumers the chance to bake products that we’re making. And, you know, further build the brand out into these new spaces. So, we’ve just started doing that, as I said. So, you know, Crowd Switch in Germany, roll out in Europe in time. Look for the US. We have also just begun to produce our own nicotine patches as well with flavors that our consumers would be familiar with. So, you know, it’s not long before you’ll be able to find our Al Fakher nicotine patches. Now, this is a category in itself that’s growing at a category of 13% to 15% year-on-year. Already, the time is between $7 to $9 billion and will continue to grow. So, we have the Core. We’ve got opportunity in growing the Core, and now we’re giving ourselves more opportunity to grow in new times that are adjacent to our category as well. So very excited about that. And then I think there’s one other innovation I want to talk about, which is called Vant. Right now, Vant is something very, very interesting. You know, we know that there is a consumer demand for functional benefits, shall we call. So you know, people take products to give them more energy. People take products to give them more focus. People take products to help them go to sleep at night. To relax. Now, a lot of these products are in drink form today or in pill form today. The chip, the Quantum Chip that I was telling you about, that we’re using in our vape devices, in our Crowd Switch we’re also using in a product called Vant, right? And because the molecule size is smaller than a traditional Vant, for the first time, you’re able to inhale different products, right? So we what testing with Vant is for energy, a caffeine, okay? So, rather than you having a cup of coffee in the morning with sugar, you know, Vant will allow you to have a liquid capsule that you put into your Vant, or liquid pot, shall we say, and you inhale. And of course, again, because it’s very, very efficient, it goes into the bloodstream and you get the reaction much faster. So Vant will deliver energy. Vant will deliver a focus product for that, there is also a calm product or a sleep product for Vant, whereby you will actually be inhaling things like valerian root, chamomile, all of these natural products that people take in a pill form. And when you take it in a pill form, you know, goes into the stomach, you lose 80% of it. It takes half an hour to come into your system. But again, if you’re inhaling something, it goes into your system really, really quickly. And there’s also a zen product, which is a CBD product, where we will sell where, you know, legally, you’re allowed to sell CBD. So, you know, this is a new space. It’s an emergent space in the inhalation area, and we are testing that product at the moment and refining it, learning what the key messaging is to consumers, and in time, we obviously look to roll that as well. So, I suppose a nice bit about our business is that we’ve got this very reliable, predictable Core that delivers year on year, that kicks the cash out. We’re going into, you know, adjacencies, which aren’t proven. You know, vaping and nicotine patches are there. They’re growing. But we’re also really stretching out there and going into new areas that are beginning to emerge with these products like Vant. So, I think it’s a very well-balanced sort of approach to take to innovation and roll out and expand the business and introduce new revenue streams, you know, for our business, which in time, we hope and accelerate. You know, like that top line growth that I talked about a bit earlier.

LT: So, you talked about balance. For an investor who would be acquiring AIR when it does list, talking about the capital that you’re going to have – How do you foresee allocating that capital going forward? And I’m sure innovations got to be a part of it, R and D. What about acquisitions? Maybe competitors that offer a good book to asset value for the company?

SB: Yeah, yeah. So actually, this year or this year last year we we acquired a trademark or a brand called Nameless, right? So Nameless is actually a very popular shisha product in Germany. It’s great flavor. Within the lounges, it’s always there. It’s well distributed, it’s well known. It’s a good business, but it’s only in German. And we saw the potential of taking that brand and the flavors that it has and plugging them into our global network that we have and obviously making Nameless a lot bigger than it is, has just been a national brand. So, for us, there are these, what we call “Bolt-on” opportunities, where we can buy a business or a brand at a certain multiple and then really expand it quickly by putting it into our network and into our supply chain that we have. So, we will always have our eyes open for those opportunities, right? And there, there are around and they are around because I said at the beginning, we don’t really have a global competitor, right? You have regional competitors and you have local competitors. So, it’s about us taking those local brands, buying them at a very competitive rate, plugging them into our system, and then really leveraging those assets much more than they could be leveraged before, because we’ve already made the investment in our infrastructure, right? And it’s about officially using the infrastructure that we have, but also because we are an innovative company, you know, we keep our eyes open for IP or things that we believe we can use in furthering, you know, developing our products. Our OOKA product itself has more than 100 patents protected, right? It is a closed system. So, when we built it, we made sure that we were protecting and we will continue to do the same with with future products that we have as well. So, if we see a bit of tech or a little bit of IP that we can use and leverage and bring to market, then we would also look at those opportunities. So, “bolt on,” you know, “bolt on” M&A, but also looking, you know, looking at what’s out in the market and what we could potentially leverage into tech or innovation as well.

LT: Well, you’ve also taken a very popular name, I think, and leverage that, and I’d love to hear the results of that. So are your partnership with Snoop Dogg, who probably caught the attention of many outside the traditional hookah audience, and how we’ve been able to leverage that? How do you foresee leveraging that in the future, and what does this partnership represent strategically to AIR?

SB: Yeah, so I talked a little bit earlier about the category and how within the category you have different emerging segments. Al Fakher is known for its quality. It’s known for its single flavors, right? But some consumers entering the category are looking for something a little different, so cocktail flavors or mixes. So, if you think, Yeah, think about it in terms of cocktail different things put together very you know, exotic names for these products as well. And Snoop is a guy who spends a fair amount of time outside socializing with people. And you know, he’s been following what’s been happening in the in the shisha space over a number of years. And of course, he enjoys clouds as well, you know, that about soon. And so, it was a very sort of logical connection for for us to make. And you know, agree with him on on the flavors and the names and so forth that we were we were going to go with. So, we initially just made this available on our online platform, so we could go direct to our consumers, almost exclusively, so that they could get to try these products. So, in the US, when we initially launched it on Hookah.com. Okay, so Hookah.com is our B-to-B and B-to-C platform in the US, and we began to grow it from that. And then after, you know, a little bit of time, we began to then share also with some wholesalers. And then the next step is obviously wider distribution. So, when you’re getting the product out there, you always do it step by step, okay, so, you know, you go direct to the stores as well, to the smoke shops or the places that are selling the product. You put some branding up there. You talk to the staff. They say, we’ve got this, you know, we’ve got these new products. We’re very excited about them. And the off take that we’ve seen so far has been really, really encouraging. You know, in the US, we estimate we have between 60% to 65% share in the market in the US. So, we really are the category, and it’s exciting to be able to bring, you know, this sort of new news to the category. So, we really, really pleased. It was launched in November. We’re only a couple of months in. We continue to grow our distribution. And, you know, month on month, are selling more, and we’re getting repeat orders as well. So really, really happy with the way it’s going. We launched in Germany as well, a little bit after we did in the US. Again in Germany, we have an online site called Shisha World, and we launched it through Shisha World, direct to consumers again. Just kept it for them for a while, and now we’re in the process of rolling it out in Germany. So, you know, it’s a gradual model, takes time, takes a bit of patience, but you try to build the awareness alongside the availability of the product. And that’s what we’re doing. So big plans for this year, and we hope to see it continue to build as time progresses. Absolutely.

LT: That leads me into my question I have about, because you’re a global company, and you deal with many varied countries, cultures, how important is cultural relevance and different lifestyles, the branding to AIR’s growth strategy as you expand globally, or do you think about markets regionally rather than globally?

SB: We do. We do. Al Fakher, however, is a global brand. right? Wherever Al Fakher sells, it always has a sizable part of the market, but we do also need to be very, very conscious of how the category develops, right? Al Fakher is also a premium product, right? So, we also need to have products in our portfolio that can play a different role, such as in the value for money space. So, where we see a market where the value for money is beginning to grow, we launch into that area as well, because it can drive more share for us. And in Saudi Arabia, where we’ve seen a growing value for money segment, we’ve launched a brand called Al Aseel, okay, which, again, is more of a value for money proposition, but still has, you know, the same great quality, and the same flavors that Al Fakher can offer. In Africa, right, we’ve launched a brand called Cloud King, right? And this is more focused on single serve sachets, right? So, in Asia or in Africa, you get a lot of mom-and-pop stores that are just selling, you know, very small amounts of certain things because it brings the price point down. Yeah. So yes, you do have to adapt to the environment. You do have to adapt to the consumer, you know, depending on on the market. And also, we have a brand called Zodiac right now. Zodiac is a tobacco, free nicotine, shisha or hookah experience, right? So, I talked to the beginning about our traditional product being 20% tobacco. With zodiac, we replace the tobacco with tea. Okay, so tea is the binding agent for the flavors and sweetness. Okay, so it means that, you know, if you like the shisha or the hookah experience, you don’t need to have the tobacco. You can just have the flavor and have the cloud. So, you know, in some markets, that’s very relevant as well. And also, because it doesn’t have tobacco and it doesn’t have anything, it means that in some jurisdictions, you don’t have to pay exercise tax. So also, it can be very profitable for us as well.

LT: I have a question, how does your company, or any company, market in Saudi Arabia, because it’s a unique market, right?

SB: It is a unique market. Yeah, so tobacco is heavily regulated, right, as we know. But then there are some markets that are more heavily regulated than others. Now, Saudi Arabia is actually a dark market, right? Which means there’s no branding to the consumer at all, which means that every pack of molasses that we sell is just in a standard dark green, right? No branding. The only thing that differentiates the brand is the brand name, which is written in Arabic, in white, in the same, you know, italics for every brand, but that’s the only thing that says how you can identify now. What does this mean? This mean? Again, you said at the at the front of the show, I’ve been in tobacco now for 30 years when this happened in the cigarette business, when there was no brand new you’re basically cutting off competition, actually, because it’s very, very difficult then to launch a new product into the market. So, it means that big brands just get bigger. So, in salary, we’ve got a really, really big franchise, and that goes through to retail as well. So, if you’re a retailer, you’re only going to stock products that you can sell somebody comes with something new, then it’s not going to move, because there’s no way that you can communicate with the consumer. So, you know, high levels of regulation often in tobacco, operate as real moats, right? And real barriers to entry, to come in.

LT: Does that include digital marketing? You’re not allowed to do social media or other means.

SB: Yeah, there are big restrictions. Now, marketing to the trade is very right, so B-to-B communication can still go on, but marketing to the consumer is, you know, is stopped, right? So that that’s why, in tobacco businesses, often you have big trade teams who, you know, try and build close relationships with the distributors, with the wholesalers and with the retailers, because that’s where you can have, you know more of an influence

LT: As we go forward, what are what would you tell investors are the key milestones that potential investors need to be watching as this transaction moves towards completion? Do you have any timeline or any catalyst that respect to occur over this course of next, whatever the time frame is?

SB: When I say that, you know, the first one, first one to watch is how we’re progressing towards the de-SPAC. I know we’re all focused, and we’ve announced that we’re focused on getting this done this year. Now that is not completely in our hands. Of course, there was a government shot down the back end of 25 and hopefully. you know, there won’t be another government shutdown, but it could happen, right? Because we are quite reliant on the SEC to come back to ask with any questions that they have. So we have to see how that tracks. But if people do track CAEP, we’ll also be able to track any press releases that we are making. So that’s the way to track how we’re progressing towards this transaction. And, of course, once we are listed, then of course, you know, we’ll be communicating our results from time to time. And you know, for people in interested in the business, obviously, they should look to see our historical rates of growth are being hit. And you know, if, over time we’re we’re able to begin to accelerate those then, obviously that would be, that would be a good sign.

But, those things to to watch for launches that we’re making. How are we getting on with those, those NPIs? How is the Core Business doing? Is the Core Business continuing to deliver? You know, is the cash still coming through?

LT: You talk about risk. You know, investors are always looking at risk versus reward. How do you look at the markets generally? Maybe, probably, you might do it by country, thinking about regulatory risks and expenses and compliance against potential rewards. Where do you see the greatest reward, honestly, for the least amount of effort for the company going forward? And I know you talked about America, but let’s say not the United States. What do you see out there?

SB: I just say that, funnily enough, the higher the regulation, right, the bigger the barrier to entry, the bigger the profit pool, right? So, in tobacco, it’s always US or Europe. But you know, the places to be really successful. We can accelerate growth. We can really improve your gross profit. Right? The margins in the US and the margins in Europe are better than they are anywhere else. No, I said only that, that the US is our biggest business today. I hope it’s going to be even bigger in the future. I know in the last five years, I talked about the company growing revenues of 5% but if you just look at our US and European business that’s grown, you know, it’s grown its top line and the CAGR of 12%. So for us, strategically as a business, we will continue to push for faster growth in those markets where the rewards are great. So of course, we have to deal with regulation, and that is a skill and a capability that any business, any successful business working in tobacco, needs to have and again, I say, if you manage regulation in the right way. And that’s always about communication. And always, you know, engaging with regulators. And you know, looking, looking for sensible resolutions, you know, what are they trying to achieve? And as long as they’re talking to the industry, we always guide them, you know, as to how they might want to achieve that. They don’t always listen. You know, in many parts of the world, they do and and you get the, you know, the right sort of outcome for the regulators and also for the legal participants in the business. So, yeah, Europe’s important to us.

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Additional Information and Where to Find It

Pubco and CAEP intend to prepare, and Pubco intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CAEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”) and any related transactions (together with the Business Combination, the “Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CAEP as of a record date to be established for the CAEP shareholder meeting for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CAEP and/or Pubco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CAEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CAEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CAEP, PUBCO, AIR AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CAEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners III, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to AIR Limited, via email at investor@air.global, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

CAEP, Pubco, AIR and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CAEP’s shareholders in connection with the Transactions. A list of the names of such persons, and information regarding their interests in the Transactions and their ownership of CAEP’s securities are, or will be, contained in CAEP’s filings with the SEC, including the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CAEP’s shareholders in connection with the Transactions, including the names and interests of CAEP’s, Pubco’s and AIR’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco, AIR and CAEP, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CAEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Transactions involving Pubco, CAEP and AIR, including expectations, intentions, hopes, beliefs, prospects, financial results and plans regarding Pubco, AIR, CAEP and the Transactions, statements regarding the anticipated benefits and timing of the completion of the Transactions, the anticipated time of the first confidential submission of a registration statement on Form F-4 with the SEC and the timeline for SEC’s review of the F-4 registration statement, anticipated use of proceeds, entry into certain agreements subsequent to the entry into the Business Combination Agreement, the satisfaction of closing conditions to the Transactions, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Transactions and the level of redemptions of CAEP’s public shareholders, and Pubco’s and AIR’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CAEP’s securities; the risk that the Transactions may not be completed by CAEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CAEP’s shareholders; failure to realize the anticipated benefits of the Transactions; the level of redemptions of CAEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CAEP Class A ordinary shares or the Pubco ordinary shares; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Transactions; costs related to the Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks that after consummation of the Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan including due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CAEP or others following announcement of the

Transactions, and those risk factors discussed in documents that Pubco and/or CAEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CAEP’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and AIR and the Proxy Statement/Prospectus contained therein, and other documents filed by CAEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CAEP, AIR and Pubco presently know, or that CAEP, AIR and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CAEP, AIR and Pubco assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CAEP, AIR and Pubco gives any assurance that any of CAEP, AIR or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or Pubco or any other person that the events or circumstances described in such statement are material.